FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

May 2, 2008

Commission File Number 001-16125

Advanced Semiconductor Engineering, Inc.
( Exact name of Registrant as specified in its charter)

26 Chin Third Road Nantze Export Processing Zone Kaoshiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

Advanced Semiconductor Engineering, Inc.

FOR IMMEDIATE RELEASE

Contact:
ASE, Inc. Room 1901, No. 333, Section 1 Keelung Road, Taipei, Taiwan, 110 Tel: + 886.2.8780.5489 Fax: + 886.2.2757.6121 http://www.aseglobal.com	Joseph Tung, CFO / Vice President Freddie Liu, Vice President ir@aseglobal.com Clare Lin, Director (US Contact) clare.lin@aseus.com Tel: + 1.408.986.6524

ADVANCED SEMICONDUCTOR ENGINEERING, INC. REPORTS UNAUDITED
CONSOLIDATED FINANCIAL RESULTS FOR FIRST QUARTER OF 2008

Taipei, Taiwan, R.O.C., April 30, 2008 – Advanced Semiconductor Engineering, Inc. (TAIEX: 2311, NYSE: ASX) (“We”, “ASE”, or the “Company”), the world’s largest independent provider of IC packaging and testing services, today reported unaudited net revenues1 of NT$24,695 million for the first quarter of 2008 (1Q08), up 17% year-over-year and down 15% sequentially.  Net income for the quarter totaled NT$2,337 million, up from NT$1,661 million in 1Q07 and down from NT$3,704 million in 4Q07.  Diluted earnings per share for the quarter was NT$0.43 (or US$0.067 per ADS), compared to NT$0.31 for 1Q07 and NT$0.66 for 4Q07.

RESULTS OF OPERATIONS

1Q08 Results Highlights
●
Net revenues contribution from IC packaging operations (including module assembly), testing operations, and substrates sold to third parties were NT$19,227 million, NT$4,895 million and NT$573 million, respectively, and each represented approximately 78%, 20% and 2% respectively, of total net revenues for the quarter.

●	Cost of revenues was NT$18,507 million, up 15% year-over-year and down 6% sequentially.

-	As a percentage of total net revenues, cost of revenues was 75% in 1Q08, down from 76% in 1Q07 and up from 68% in 4Q07.

-	Raw material cost totaled NT$7,301 million during the quarter, representing 30% of total net revenues, compared with NT$8,004 million and 28% of net revenues in the previous quarter.

-	Depreciation, amortization and rental expenses totaled NT$3,930 million during the quarter, down 2% year-over-year and down 5% sequentially.

-	Total labor cost amounted to NT$3,935 million in 1Q08 including the accrual of the bonus to employees, directors and supervisors totaled NT$220 million.

●	Total operating expenses during 1Q08 were NT$2,836 million, including NT$1,096 million in

_______________________________________
1 All financial information presented in this press release is unaudited, consolidated and prepared in accordance with accounting principles generally accepted in the Republic of China, or ROC GAAP. Such financial information is generated internally by us, and has not been subjected to the same review and scrutiny, including internal auditing procedures and review by our independent auditors, to which we subject our audited consolidated financial statements, and may vary materially from the audited consolidated financial information for the same period. Any evaluation of the financial information presented in this press release should also take into account our published audited consolidated financial statements and the notes to those statements. In addition, the financial information presented is not necessarily indicative of our results for any future period.

1

R&D and NT$1,740 million in SG&A. Compared with operating expense of NT$2,730 million in 4Q07, the sequential increase was primarily attributable to the accrual of the bonus to employees, directors and supervisors totaled NT$181 million. Total operating expenses as a percentage of net revenues for the current quarter were 12%, up from 11% in 1Q07 and 9% in 4Q07.

●	Operating profit for the quarter totaled NT$3,352 million, down from NT$6,529 million in the previous quarter. Operating margin decreased from 23% in 4Q07 to 14% in 1Q08.

●	In terms of non-operating items,

-	Net interest expense was NT$275 million, down from NT$293 million a quarter ago.

-	Net exchange gain of NT$301 million was primarily attributable to the exchange gain from the appreciation of the Renminbi against the U.S. dollar.

-	Gain on long-term investment of NT$104 million was primarily attributable to investment income of NT$113 million from USI and investment loss of NT$9 million from Hung Ching Construction.

-
Other non-operating expenses of NT$199 million were primarily related to loss from inventory provision adjustment and other miscellaneous expenses.  Together with other non-operating expenses, total non-operating expenses for the quarter were NT$69 million, compared to NT$501 million for 1Q07 and NT$873 million for 4Q07.

●
Income before tax was NT$3,283 million for 1Q08, compared with NT$5,656 million in the previous quarter.  We recorded an income tax expense of NT$411 million during the quarter, compared with an income tax expense of NT$1,165 million in 4Q07.  Minority interest was NT$535 million for 1Q08.

●	In 1Q08, net income was NT$2,337 million, compared to net income of NT$1,661 million for 1Q07 and NT$3,704 million for 4Q07.

●
Our total number of shares outstanding at the end of the quarter was 5,255,439,976, excluding treasury stock.  Our diluted EPS for 1Q08 was NT$0.43, or US$0.067 per ADS, based on 5,460,822,062 weighted average number of shares outstanding in 1Q08.

LIQUIDITY AND CAPITAL RESOURCES
●	As of March 31, 2008, our cash and other financial assets totaled NT$29,127 million, compared to NT$28,216 million on December 31, 2007.

●	Capital expenditures in 1Q08 totaled US$123 million, of which US$78 million was for IC packaging, US$44 million was for testing, and US$1 million was for interconnect materials.

●
As of March 31, 2008, we had total bank debts of NT$38,794 million, compared to NT$39,710 million as of December 31, 2007.  Total bank debts consisted of NT$10,573 million of revolving working capital loans, NT$6,060 million of current portion of long-term debts, NT$1,375 million of current portion of bonds payable, NT$16,602 million of long-term debts and NT$4,184 million of long-term bonds payable.  Total unused credit lines were NT$64,518 million.

●	Current ratio as of March 31, 2008 was 1.57, compared to 1.59 as of December 31, 2007 and net debt to equity ratio was 0.11 as of March 31, 2008.

●	Total number of employees was about 29,393 as of March 31, 2008.

2

BUSINESS REVIEW

IC Packaging Services2
●
Net revenues generated from our IC packaging operations were NT$19,227 million during the quarter, up by NT$2,944 million or 18% year-over-year and down by NT$3,334 million or 15% sequentially.  On a sequential basis, the decrease in packaging net revenue was primarily due to a decrease in sales volume.

●	Net revenues from advanced substrate and leadframe-based packaging accounted for 84% of total IC packaging net revenues during the quarter, up by 1 percentage point compared with the previous quarter.

●	Gross margin for our IC packaging operations was 21%, relatively unchanged compared with a year ago and down by 7 percentage points sequentially.

●
Capital expenditure for our IC packaging operations amounted to US$78 million during the quarter, of which US$37 million was for wirebonding packaging capacity, and US$41 million was for wafer bumping and flip chip packaging equipment.

●	As of March 31, 2008, there were 8,126 wirebonders in operation, of which 223 wirebonders were added and 100 wirebonders were disposed of during the quarter.

●	Net revenues from flip chip packages and wafer bumping services accounted for 9% of total packaging net revenues, down by 1 percentage point from the previous quarter.

Testing Services
●	Net revenues generated from our testing operations were NT$4,895 million, up by NT$571 million or 13% year-over-year and down by NT$781 million or 14% sequentially.

●
Final testing contributed 77% to total testing net revenues, up by 1 percentage point sequentially. Wafer sort contributed 19% to total testing net revenues, down by 3 percentage points from the previous quarter.  Engineering testing contributed 4% to total testing net revenues, up by 2 percentages point from the previous quarter.

●	Depreciation, amortization and rental expense associated with our testing operations amounted to NT$1,455 million, down from NT$1,581 million in 1Q07 and NT$1,538 million in 4Q07.

●	In 1Q08, gross margin for our testing operations was 37%, up by 8 percentage points year-over-year and down by 8 percentage points sequentially.

●	Capital spending on our testing operations amounted to US$44 million during the quarter.

●	As of March 31, 2008, there were 1,555 testers in operations, of which 79 testers were added and 58 testers were disposed of during the quarter.

Substrate Operations
●
PBGA substrate manufactured by ASE amounted to NT$2,068 million for the quarter, up by NT$352 million or 21% from a year-ago quarter, and down by NT$462 million or 18% from the previous quarter.  Of the total output of NT$2,068 million, NT$573 million was from sales to external customers.

●	Gross margin for substrate operations was 15% during the quarter, down by 4 percentage points from a year ago quarter and down by 5 percentage points from the previous quarter.

●	In 1Q08, the Company’s internal substrate manufacturing operations supplied 59% (by value) of our total substrate requirements.

●	As of March 31, 2008, the Company’s PBGA capacity was at 48 million units per month.

_______________________________________
2 IC packaging services include module assembly services.

3

Customers
●
Our five largest customers together accounted for approximately 27% of our total net revenues in 1Q08, compared to 27% in 1Q07 and 23% in 4Q07.  No single customer accounted for more than 10% of our total net revenues.

●	Our top 10 customers contributed 45% of our total net revenues during the quarter, compared to 42% in 1Q07 and 4Q07.

●	Our customers that are integrated device manufacturers, or IDMs, accounted for 42% of our total net revenues during the quarter, compared to 43% in 1Q07 and 42% in 4Q07.

About ASE,  Inc.
ASE, Inc. is the world's largest independent provider of IC packaging services and, together with its subsidiary ASE Test Limited (Nasdaq: ASTSF), the world's largest independent provider of IC testing services, including front-end engineering testing, wafer probing and final testing services.  ASE, Inc.’s international customer base of more than 200 customers includes such leading names as ATI Technologies Inc., CSR plc, Freescale Semiconductor, Inc., MediaTek Inc., NEC Corporation, NVIDIA Corporation, NXP Semiconductors, Qualcomm Incorporated, RF Micro Devices Inc., STMicroelectronics N.V. and VIA Technologies, Inc.  With advanced technological capabilities and a global presence spanning Taiwan, Korea, Japan, Singapore, Malaysia and the United States, ASE, Inc. has established a reputation for reliable, high quality products and services. For more information, visit our website at http://www.aseglobal.com.

Safe Harbor Notice
This press release contains “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, including statements regarding our future results of operations and business prospects.  Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this press release.  We were not involved in the preparation of these projections.  The words “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan” and similar expressions, as they relate to us, are intended to identify these forward-looking statements in this press release.  Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including risks associated with cyclicality and market conditions in the semiconductor industry; demand for the outsourced semiconductor packaging and testing services we offer and for such outsourced services generally; the highly competitive semiconductor industry; our ability to introduce new packaging, interconnect materials and testing technologies in order to remain competitive; international business activities; our business strategy; our future expansion plans and capital expenditures; the strained relationship between the ROC and the PRC; general economic and political conditions; possible disruptions in commercial activities caused by natural or human-induced disasters; fluctuations in foreign currency exchange rates; and other factors.  For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our 2006 Annual Report on Form 20-F filed on June 25, 2007, as amended.

4

Supplemental Financial Information
Consolidated Operations
Amounts in NT$ Millions	1Q/08	4Q/07	1Q/07
Net Revenues	24,695	28,976	21,093
Revenues by End Application
Communication	45%	43%	45%
Computer	25%	25%	21%
Automotive and Consumers	30%	31%	32%
Others	0%	1%	2%

IC Packaging Services
Amounts in NT$ Millions	1Q/08	4Q/07	1Q/07
Net Revenues	19,227	22,561	16,283
Revenues by Packaging Type
Advanced substrate & leadframe based	84%	83%	83%
Traditional leadframe based	4%	4%	5%
Module assembly	5%	6%	8%
Others	7%	7%	4%
Capacity
CapEx (US$ Millions) *	78	97	33
Number of Wirebonders	8,126	8,003	7,050

Testing Services
Amounts in NT$ Millions	1Q/08	4Q/07	1Q/07
Net Revenues	4,895	5,676	4,324
Revenues by Testing Type
Final test	77%	76%	78%
Wafer sort	19%	22%	17%
Engineering test	4%	2%	5%
Capacity
CapEx (US$ Millions) *	44	60	43
Number of Testers	1,555	1,534	1,365
* Capital expenditure amounts exclude building construction costs.

Advanced Semiconductor Engineering, Inc.
Summary of Consolidated Income Statements Data
(In NT$ millions, except per share data)
(Unaudited)
	For the three months ended
	Mar. 31 2008	Dec. 31 2007	Mar. 31 2007
Net revenues:
IC Packaging	19,227	22,561	16,283
Testing	4,895	5,676	4,324
Others	573	739	486
Total net revenues	24,695	28,976	21,093

Cost of revenues	18,507	19,717	16,096
Gross profit	6,188	9,259	4,997

Operating expenses:
Research and development	1,096	1,128	689
Selling, general and administrative	1,740	1,602	1,537
Total operating expenses	2,836	2,730	2,226
Operating income	3,352	6,529	2,771

Net non-operating (income) expenses:
Interest expenses - net	275	293	354
Foreign exchange gain	(301)	(198)	(19)
Gain on long-term investment	(104)	(96)	(76)
Others	199	874	242
Total non-operating expenses	69	873	501
Income before tax	3,283	5,656	2,270

Income tax expense	411	1,165	320
Income from continuing operations and minor interest	2,872	4,491	1,950
Minority interest	535	787	289

Net income	2,337	3,704	1,661

Per share data:
Earnings (loss) per share
– Basic	NT$0.44	NT$0.71	NT$0.32
– Diluted	NT$0.43	NT$0.66	NT$0.31

Earnings (loss) per pro forma equivalent ADS
– Basic	US$0.070	US$0.109	US$0.049
– Diluted	US$0.067	US$0.102	US$0.048

Number of weighted average shares used in diluted EPS calculation (in thousands)	5,460,822	5,559,851	5,456,471

Exchange rate (NT$ per US$1)	31.74	32.44	32.78

Advanced Semiconductor Engineering, Inc.
Summary of Consolidated Balance Sheet Data
(In NT$ millions)
(Unaudited)

	As of Mar. 31, 2008	As of Dec. 31, 2007
Current assets:
Cash and cash equivalents	16,589	17,158
Financial assets – current	12,538	11,058
Notes and accounts receivable	16,732	18,748
Inventories	5,439	5,597
Others	4,574	4,341
Total current assets	55,872	56,902

Financial assets – non current	4,818	4,850
Properties – net	81,297	81,788
Others	9,118	8,837
Total assets	151,105	152,377

Current liabilities:
Short-term debts – revolving credit	10,573	9,072
Short-term debts – current portion of long-term debts	6,060	5,327
Short-term debts – current portion of bonds payable	1,375	1,375
Notes and accounts payable	7,762	9,242
Others	9,785	10,735
Total current liabilities	35,555	35,751

Long-term debts	16,602	18,046
Long-term bonds payable	4,184	5,890
Other liabilities	2,949	2,950
Total liabilities	59,290	62,637

Minority interest	14,958	14,567

Shareholders’ equity	76,857	75,173
Total liabilities & shareholders’ equity	151,105	152,377

Current Ratio	1.57	1.59
Net Debt to Equity	0.11	0.13

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

Date: May 2, 2008	By:	/s/ Joseph Tung
	Name:	Joseph Tung
	Title:	Chief Financial Officer